Mail Stop 3561
		June 29, 2005


Mr. Irwin Horowitz, President
Evolve One, Inc.
1000 Clint Moore Road, Suite 101
Boca Raton, FL  33487

	Re:      Evolve One, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2005
			Filed March 31, 2005
			Forms 10-QSB for Fiscal Quarter Ended March 31,
2005
			Filed June 7, 2005
			File No. 0-26415


Dear Mr. Horowitz:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.





Form 10-KSB for the Fiscal Year ended December 31, 2004

Financial Statements

Notes to Consolidated Financial Statements

Note 4.  Marketable Equity Securities, F-13

1. We noted that you have recorded unrealized losses related your available-for-sale securities. Please provide an analysis of the factors you considered in determining whether the impairment of these securities was other-than-temporary. Your response should address the following:

* Clarify the nature of the companies you have invested in, the type of investment (i.e. equity securities, etc.), and whether the investment is in a publicly traded security;
* Identify each security (by name and ticker) and tell us how long each has been in a loss position;
* Where there is little or no trading volume on your publicly traded investment securities, tell us how you have determined fair value. In this regard, tell how you determined fair value for those securities that ware not publicly traded and how you have concluded that SFAS 115 is the appropriate authoritative literature.

2. For those securities in which an other-than-temporary impairment has not been recognized, please revise to provide the required disclosures of EITF 03-1 (specifically paragraphs 20 and 21).

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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Mr. Irwin Horowitz
Evolve One, Inc.
June 29, 2005
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